UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC FILE NUMBER
0-22808

FORM 12b-25

CUSIP NUMBER
694799

NOTIFICATION OF LATE FILING
(Check one)

/X/ FORM 10-K	/ / FORM 20-F	/ / FORM-11K	/ / FORM 10-Q	/ / FORM N-SAR

For period Ended: December 31, 2000

/ / Transition Report on Form 10-K	/ / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F	/ / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

OSAGE SYSTEMS GROUP, INC.
(Full Name of Registrant)

1661 East Camelback Road, Suite 245 Phoenix, Arizona 85016
(Address of Principal Executive Office)     (City, State and Zip Code)

PART II - RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

/X/   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/  /  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/  /  (c)  The Accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

        Osage Systems Group Inc. (the “Company”) cannot file its Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (the “2000 10-K”) within the prescribed time period without unreasonable effort because:

        The Company and its wholly-owned subsidiaries filed a petition on February 15, 2001 with the United States Bankruptcy Court for the District of Arizona (the “Bankruptcy Court”) for relief under Chapter 11 of Title 11 of the United States Code. The Company does not have the financial or human resources to prepare the 2000 10-K and has requested that the Division of Corporation Finance (the “Division”) of the Securities and Exchange Commission (the “Commission”) confirm to the Company that the Division will not recommend enforcement action to the Commission if the Company modifies its periodic reporting under the Securities and Exchange Act of 1934 (the “Exchange Act”).

        The Company’s modified reporting would entail filing with the Commission copies of the reports that the Company is required to file with the Bankruptcy Court (the “Bankruptcy Reports”) under cover of Form 8-K within fifteen calendar days following the date on which such reports are filed with the Bankruptcy Court. The Company will also promptly file reports on Form 8-K to disclose any material events related to its bankruptcy case and otherwise comply with all other provisions of the Exchange Act, including filing the current reports required by Form 8-K and satisfying the proxy and issuer tender offer provisions. This modified reporting would replace the Company’s Forms 10-K and 10-Q filings required under the Exchange Act until the Company’s plan of reorganization is confirmed by the Bankruptcy Court and becomes effective.

        The Company simply does not have the financial or human resources to prepare the 2000 10-K. A substantial amount of time and effort of the Company’s financial and accounting staff has and continues to be taken up dealing with creditor claims, preparing the Bankruptcy Reports and attending to other matters related to the Company’s bankruptcy proceeding. The burdens on the Company’s management and personnel resulting from the need to focus on reorganization-related matters make it particularly difficult to, on a timely basis, conduct a review and prepare the 2000 10-K. Moreover, the Company’s independent auditors are substantial unsecured creditors of the Company and the Company cannot utilized their services in the preparation of the 2000 10-K. The Company lacks sufficient capital to retain legal counsel, printing professionals and new independent auditors to assist in preparing the 2000 10-K where, as stated below, the Company estimates that it suffered a net loss of approximately $20 million in 2000.

PART IV - OTHER INFORMATION

        Name and telephone number of person to contact in regard to this notification:

Joseph P. Galda, Esq.          (716) 848-1454

        (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed: If the answer is no, identify report(s).

/X/  Yes          /  /  No

        (3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

/X/  Yes          /  /  No

        If yes, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result can not be made. This explanation is as follows:

        The Company’s financial statements for fiscal year ended December 31, 2000 have not yet been completed because a substantial amount of time and effort of the Company’s financial and accounting staff has and continues to be taken up in connection with the Company’s bankruptcy proceedings. The Company estimates, however, that on revenues of approximately $97.3 million in 2000, it had a net loss of approximately $20 million (including a charge of approximately $14 million related to the write-off of goodwill).

Osage Systems Group, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2001	By: /s/ Robert T. Peterson Robert T. Peterson Senior Vice President and Chief Financial Officer